CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
§906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Canadian Empire Exploration Corp. ("Company") on Form 6K for the period ending September 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), John S. Brock , as Chief Executive Officer and Jeannine P. M. Webb as Chief Financial Officer of the Company, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, hereby certify, to the best of their respective knowledge, that:

(1) The Report fully complies with the requirements of § 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

“John S. Brock”

John S. Brock,
Chief Executive Officer

November 24, 2003

“Jeannine P. M. Webb”

Jeannine P. M. Webb,

Chief Financial Officer
November 24, 2003

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.